September 17, 2019

Jianmin Gao
Chief Executive Officer
Consumer Capital Group, Inc.
1125 Route 9W S
Nyack, NY 10960

       Re: Consumer Capital Group, Inc.
           Form 10-K for the year ended December 31, 2018
           Form 10-Q for the quarter ended June 30, 2019
           Response Dated August 2, 2019
           File No. 000-54998

Dear Jianmin Gao:

        We have reviewed your August 2, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 16, 2019 letter.

Form 10-Q for the quarter ended June 30, 2019

Financial Statements, page 1

1. For the three months ended June 30, 2019, we note you present a foreign currency translation adjustment gain of $524,258 in the Condensed Consolidated Statements of
      Operations and Comprehensive Loss compared to a foreign currency translation adjustment loss of $524,258 in the Condensed Consolidated Statements of Changes in
      Stockholder's Equity. We also note you describe the foreign currency translation adjustment as a gain in other disclosure. Please amend your June 30, 2019 Form 10-Q to correctly present your foreign currency translation for each period presented.
 Jianmin Gao
Consumer Capital Group, Inc.
September 17, 2019
Page 2

       You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Accounting Branch Chief, at 202-551-3423 if you have questions.



                                                        Sincerely,
FirstName LastNameJianmin Gao
                                                        Division of Corporation
Finance
Comapany NameConsumer Capital Group, Inc.
                                                        Office of Financial
Services
September 17, 2019 Page 2
cc:       Brian Daughney
FirstName LastName